NEUROGEN CORPORATION
35 Northeast Industrial Road
Branford, Connecticut 06405
July 30, 2008
VIA FACSIMILE AND VIA EDGAR
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jeffrey P. Riedler

Re:	Neurogen Corporation Registration Statement on Form S-3 File No. 333-150585
Dear Mr. Riedler:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Neurogen Corporation, hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. EST on August 1, 2008, or as soon thereafter as practicable.
     We acknowledge the following:
•	should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate your assistance in this matter.

Very truly yours, NEUROGEN CORPORATION
By:	/s/ Thomas A. Pitler
	Name:	Thomas A. Pitler
	Title:	Senior Vice President and Chief Business and Financial Officer